8911 Capital of Texas Hwy. North
Westech 360, Suite 3350
Austin, TX 78759-8497
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

December 17, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Craig Slivka, Division of Corporate Finance

      Re:    National Instruments Corporation
                Definitive 14A filed April 2, 2007
                Commission File No. 0-25426

Ladies and Gentlemen:

        On behalf of National Instruments Corporation (the “Company”), this letter is to confirm the voice mail message I left for you on Friday, December 14, 2007 requesting an extension of the time for the Company to respond to the additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated December 3, 2007 regarding the executive compensation and other related disclosures in Company’s definitive proxy statement filed on April 2, 2007. The Company has requested an extension to January 7, 2008. The Company will attempt to respond sooner if we are able to get clarification from the Staff on the question that we discussed in our telephone call last week.

        If you should have any questions, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/J. Robert Suffoletta
J. Robert Suffoletta, Esq.

cc:     David Hugley, National Instruments Corporation